UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

ReachLocal, Inc.

(Name of Subject Company)

ReachLocal, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities)

Sharon T. Rowlands

Chief Executive Officer

ReachLocal, Inc.

21700 Oxnard Street, Suite 1600

Woodland Hills, California 91367

(818) 274-0260

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher L. Kaufman, Esq.

Bradley A. Helms, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (“Amendment”) amends and supplements Items 2 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ReachLocal, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 14, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Raptor Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Gannett Co., Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value $.00001 per share (the “Company Shares”), for $4.60 per Company Share, net to the seller thereof in cash, less any required withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2.         Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs between third to last and second to last paragraphs of the section “Identity and Background of Filing Person —Tender Offer”:

“On August 1, 2016, the Purchaser extended the Offer in accordance with the Merger Agreement until 12:00 midnight, New York City time, at the end of the day on Monday, August 8, 2016, unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Friday, August 5, 2016. On August 1, 2016, Parent issued a news release announcing the extension of the Offer. The full text of the news release is attached as Exhibit (a)(5)(E) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(D) the Exhibit as follows:

(a)(5)(E)                                                  News Release issued by Parent on August 1, 2016 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed by Parent and Purchaser on August 1, 2016)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REACHLOCAL, INC.

By:	/s/ Sharon Rowlands
Name:	Sharon Rowlands
Title:	Chief Executive Officer

Dated: August 1, 2016

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